Exhibit 99.161

Fire & Flower and Humble & Fume to Offer Expanded Online Product Catalogue of Cannabis Accessories to North American Consumers

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, June 28, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower”) (TSX: FAF) (OTCQX: FFLWF) and Humble & Fume Inc. (“Humble”) (CSE: HMBL), today announced that they have entered into a strategic supply agreement to offer an expanded catalogue of Humble’s portfolio of products to Fire & Flower customers online and in-store throughout North America.

The agreement will offer customers competitive pricing and leverage Fire & Flower subsidiary, Hifyre’s, advanced digital retail platform. Customers will be able to shop online at www.fireandflower.com or place orders in-store with access to the newest humble + fume products and a wide breadth of the most popular cannabis accessories in the world. Customers will then have the option of home delivery or in-store pick-up, with orders drop shipped directly from Humble’s Canadian and U.S. distribution network.

“With ‘Spark Perks’ membership at the center of the offering, this agreement serves to deepen our relationship with our customers and speaks directly to our growth strategy within the Canadian market and beyond. Humble’s assortment will add more than 5,000 new SKUs making us a one stop destination for North American customers,” said Nadia Vattovaz, Chief Operating Officer, Fire & Flower. “With our industry leading Hifyre IQ data and analytics platform, we have access to industry leading insight into consumer preferences and can deliver the most compelling product assortment. Expanding the Spark Perks program to the cannabis accessories consumer will further drive digital engagement. This agreement meaningfully expands our accessories offering with minimal capital investment due to the support of an exceptional partner.”

“As one of Fire & Flower’s preferred vendors, this agreement further solidifies our relationship and dovetails with our vision to leverage our omnichannel presence by offering Fire & Flower’s customers an elevated accessory experience that was traditionally limited to brick-and-mortar shops,” said Shawn Dym, Executive Chairman, Humble. “Hifyre’s advanced digital retail platform delivers a best- in-class e-commerce experience in cannabis, and we are excited to bring the same great digital experience to cannabis accessories.”

About Humble & Fume Inc.

Humble & Fume is one of North America’s leading cannabis distribution solutions providing customer- centric services and accessories. Humble & Fume works with over 200 leading industry brands and offer more than 10,000 accessories and extract products, and is the only major cannabis industry player to provide a fully integrated cannabis and accessories distribution solution with complete sales, distribution, and trade marketing support. Servicing more than 3,000 clients continent-wide, we can reach 90% of North American customers within 48 hours. Leveraging decades of North American Cannabis industry experience, we are committed to being a leading partner and brand representative by offering a comprehensive portfolio of leading brands and products to head shops, smoke shops, dispensaries, and consumers.

For more information, please visit https://www.humbleandfumeinc.com/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer focused on the Canadian market and international expansion opportunities. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. Fire & Flower’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), Fire & Flower has set its sights on the global expansion as new cannabis markets emerge.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower and / or Humble, as applicable, at the date the statements are made based on information then available to Fire & Flower and / or Humble, respectively. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward- looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower and Humble, which may cause Fire & Flower’s and /or Humble’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of Fire & Flower to successfully achieve its business objectives and political and social uncertainties, and the ability of Humble to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of Fire & Flower and / or Humble believe, or believed at the time, to be reasonable assumptions, neither Fire & Flower nor Humble can assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Additional information regarding risks and uncertainties relating to Fire & Flower’s business are contained under the heading “Risk Factors” in the Fire & Flower’s annual information form dated April 30, 2021 and other disclosure documents filed on its issuer profile on SEDAR at www.sedar.com. Readers are encouraged to refer to Humble’s Listing Statement for information as to the risks and other factors which may affect Humble’s business objectives and strategic plans filed on its issuer profile on SEDAR. The forward-looking statements contained in this new release are made as of the date of this news release, and neither Fire & Flower nor Humble undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2021/28/c4663.html

%SEDAR: 00044938E

For further information: Fire & Flower Contacts: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859; Humble Contacts: Investor Relations, KCSA Strategic Communications, humbleandfume@kcsa.com, 212-896-1267; Media Relations: Edge Communications Group, invest@humbleandfume.com, 1-778-400-7894

CO: Fire & Flower Holdings Corp.

CNW 07:32e 28-JUN-21